Exhibit 99.1

LIZHI INC. Regains Compliance with Nasdaq Minimum Bid Price Requirement

GUANGZHOU, China, October 5, 2023 (GLOBE NEWSWIRE) -- LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced that it had received a notification letter (the “Compliance Notification”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated October 4, 2023, notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the "Nasdaq Capital Market Minimum Bid Price Requirement").

As announced on October 12, 2022, LIZHI was notified by Nasdaq that the Company was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American depositary shares (“ADSs”) was below US$1.00 per share for 30 consecutive business days. As announced on March 29, 2023, Nasdaq approved the Company's request to transfer the listing of its ADSs from The Nasdaq Global Market to The Nasdaq Capital Market, as a result of which the Company was eligible for an additional period to regain compliance with the Nasdaq Capital Market Minimum Bid Price Requirement for continued listing. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company's ADSs needs to be at least $1.00 for a minimum of 10 consecutive business days.

As part of its efforts to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing Class A ordinary shares from one (1) ADS representing twenty (20) Class A ordinary shares to one (1) ADS representing two hundred (200) Class A ordinary shares. The change became effective on September 20, 2023.

On October 4, 2023, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at $1.00 per share or greater for the ten consecutive business days from September 20, 2023 through October 3, 2023. Accordingly, the Company has regained compliance with the Nasdaq Capital Market Minimum Bid Price Requirement, and the matter is now closed.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com